UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No.) 1

Health Insurance Innovations, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

42225K106

(CUSIP Number)

Laura E. Anthony, Esquire

330 Clematis Street, Suite 217

West Palm Beach, FL 33401

(561) 514-0936

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 20, 2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.42225K106	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tiburon Opportunity Fund, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(see instructions)

(a) [  ]

(b) [X]*

* This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 378,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 378,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,500

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(see instructions)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
5.00% (1)

12	TYPE OF REPORTING PERSON
PN

(1) This percentage is calculated based on 7,571,464 shares of Class A Common Stock outstanding as of November 20, 2015.

CUSIP No.42225K106	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bortel Investment Management LLC
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(see instructions)

(a) [  ]

(b) [X]*

* This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 378,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 378,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,500

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see instructions)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.00% (1)

12	TYPE OF REPORTING PERSON IA, OO

(1) This percentage is calculated based on 7,571,464 shares of Class A Common Stock outstanding as of November 20, 2015.

CUSIP No.42225K106	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter Bortel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(see instructions)

(a) [  ]

(b) [X]*

* This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 378,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 378,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.00% (1)
12	TYPE OF REPORTING PERSON HC, IN

(1) This percentage is calculated based on 7,571,464 shares of Class A Common Stock outstanding as of November 20, 2015.

This Schedule 13G is being filed on behalf of Tiburon Opportunity Fund, L.P., a Delaware limited partnership (the “Stockholder”), Bortel Investment Management LLC, a Washington limited liability company (the “General Partner”), and Peter Bortel, an individual, United States citizen and the managing member of the General Partner (together with the Stockholder and the General Partner, the “Reporting Persons”). This Schedule 13G relates to the Class A Common Stock, par value $0.001 per share, of Health Insurance Innovations, Inc., a Delaware corporation (the “Issuer”). Unless the context otherwise requires, references herein to the “Common Stock” are to the Class A Common Stock, par value $0.001 per share, of the Issuer. The General Partner is the general partner of the Stockholder. The Stockholder directly owns the Common Stock to which this Schedule 13G relates, and the General Partner and Mr. Bortel may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Stockholder to vote and to dispose of the securities held by the Stockholder, including the Common Stock.

CUSIP No.42225K106	Page 4 of 7 Pages

Item 1.
a)	Name of Issuer:

Health Insurance Innovations, Inc.

b)	Address of issuer’s principal executive offices:

15438 N. Florida Avenue, Suite 201
Tampa, FL 33613

Item 2.
a)	Name of person filing:

This statement is filed by the Reporting Persons. The General Partner is organized as a limited liability company under the laws of the State of Washington. The Stockholder is organized as limited partnership under the laws of the State of Delaware. Mr. Bortel is the managing member of the General Partner and controls the General Partner’s business activities.

b)	Address or principal business office or, if none, residence:

The address of the principal business and principal office of the Stockholder, the General Partner and Mr. Bortel is 13313 Point Richmond Beach Road NW, Gig Harbor, WA 98332.

c)	Citizenship:

Stockholder (Delaware), the General Partner (Washington) and Mr. Bortel (United States)

d)	Title of class of securities:

Class A Common Stock

e)	CUSIP No.: 42225K106

Item 3.
If this statement is filed pursuant to §240.13d-1(b) or §240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act(15 U.S.C. 78c).

(d)	[ ]	An Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[X]	An investment adviser in accordance with Section §240.13d-1(b)(1)(ii)(E).*

(f)	[ ]	An Employee benefit plan or endowment fund in accordance with Section §240.13d-1(b)(1)(ii)(F).

(g)	[X]	A Parent holding company or control person in accordance with Section §240.13d-1(b)(1)(ii)(G).*

(h)	[ ]	A Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	[ ]	A non-U.S. institution in accordance with Section §240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Section §240.13d-1(b)(1)(ii)(J).

* Bortel Investment Management LLC is a registered “investment adviser” as described above and Peter Bortel is a “control person” as described above.

CUSIP No.42225K106	Page 5 of 7 Pages

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 378,500.

(b) Percent of class: 5.00%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 0.

(ii) Shared power to vote or to direct the vote 378,500.

(iii) Sole power to dispose or to direct the disposition of 0.

(iv) Shared power to dispose or to direct the disposition of 378,500. Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No.42225K106	Page 6 of 7 Pages

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November ___, 2015	TIBURON OPPORTUNITY FUND, L.P.

	By:	Bortel Investment Management LLC, its general partner

	By:	/s/ Peter Bortel
	Name:	Peter Bortel
	Title:	Managing Member

BORTEL INVESTMENT MANAGEMENT LLC

	By:	/s/ Peter Bortel
	Name:	Peter Bortel
	Title:	Managing Member

/s/ Peter Bortel
Peter Bortel

CUSIP No.42225K106	Page 7 of 7 Pages

Exhibit A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date: November ___, 2015	TIBURON OPPORTUNITY FUND, L.P.

	By:	Bortel Investment Management LLC, its general partner

	By:	/s/ Peter Bortel
	Name:	Peter Bortel
	Title:	Managing Member

BORTEL INVESTMENT MANAGEMENT LLC

	By:	/s/ Peter Bortel
	Name:	Peter Bortel
	Title:	Managing Member

/s/ Peter Bortel
Peter Bortel